McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

November 23, 2010

VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Ten, Inc.
Amendment No. 2 to Registration Statement
on Form S-11 Filed November 23, 2010
File No. 333-168971

Dear Mr. Dang:

     We are responding on behalf of our client, Apple REIT Ten, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, dated November 12, 2010. Simultaneously with the submission of this letter, we are filing Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-11.

     This letter, together with Pre-effective Amendment No. 2, responds to the comments in your letter dated November 12, 2010. Pre-effective Amendment No. 2 is marked to show changes from Pre-effective Amendment No. 1 to the Registration Statement filed on October 20, 2010. A copy of the marked document is included with the copy of this letter being delivered to you.

     This letter repeats the comments from your letter of November 12, 2010, together with responses on behalf of the Company.

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November 23, 2010

General

1.	Please file your auditor’s consent to the use of their audit report.

Thank you for the comment. We have filed an updated auditor’s consent with the current filing.

Prospectus Cover Page

2.	We note your response to comment 4 of our letter dated September 22, 2010. It appears that the font size you are using may not be at least 10-pont modern type. Please refer to Rule 420 of Regulation C and revise your disclosure accordingly.

The font size used on the cover page and throughout the prospectus is at least 10-point modern type and complies with the requirements of Rule 420 of Regulation C.

Summary

Compensation, page 10

3.	The revised disclosure here is repeated verbatim on page 41. Please revise to provide brevity and limit the use of repetition. Please refer to note 4 to Rule 421 of Regulation C. If possible, revise to simply disclose that AFM will provide all the services owed by your two advisors and receive separate payments for such services even though you are already paying advisory fees to the two advisors. Also, simply clarify that reimbursements to AFM will not be based on any formal record keeping.

Per the staff’s suggestion, the referenced disclosures have been simplified in the current filing.

4.	Your tables here should also include the estimated amounts payable, where applicable.

The revised disclosure has been added to the table on pages 10 and 11 of the current filing.
Risk Factors

The compensation to Apple Ten Advisors and Apple Suites Realty is variable …, page 18

5.	We note your response to comment 19 and the reference to the risk factor on page 17. It appears that the risk associated with the cost basis of your fees

November 23, 2010

represents a risk separate from the general risks arising from the variability of compensation levels to these entities. Please revise to discuss separately.

Thank you for the comment. The Company made the requested revision (in connection with the previously issued comment 19) on page 18 of Pre-effective Amendment No. 1 filed on October 20, 2010. Thus, the Company would ask the staff to review this risk factor which begins “The compensation to Apple Ten Advisors and Apple Suites Realty is variable …” on page 19 of the current filing.

There will be dilution of shareholders’ interest upon conversion …, page 21

6.	Please note that risk factors should be brief and highlight the material risk you are attempting to convey. This risk factor and the one immediately following it repeat, verbatim, disclosure that is already located elsewhere in this prospectus. Please revise to limit the repetition and provide brevity.

The requested revisions have been added to page 22 of the current filing.

You will be limited in your ability to sell …, page 27

7.	Please revise this risk factor to provide brevity and only include the disclosure needed to place the risk into context.

The requested revisions have been added to page 27 of the current filing.

You will be limited in your ability to sell your Units …, page 27

8.	Please supplement your current risk disclosure here to highlight the potential impact that Mr. Knight’s unilateral right to convert the Series B shares could have on the redemption right of your other unitholders.

The requested disclosure has been added to page 27 of the current filing.

Series B Convertible Preferred Shares, page 40

9.	We note your response to comment 36 but are unable to locate the revised disclosure under this subheading. Please advise.

In response to the previously issued comment 36, the following paragraph was included on page 44 of Pre-effective Amendment No. 1 filed October 20, 2010:

“As sole owner of Apple Ten Advisors, Glade M. Knight could terminate our Advisory Agreement at any time and without cause upon 60 days’ prior written notice. If the Advisory Agreement were terminated, no additional asset management fees would be payable by us to Apple Ten Advisors which,

November 23, 2010

as noted, is wholly-owned by Glade M. Knight. In the unlikely event Mr. Knight were to terminate the agreement as the owner of Apple Ten Advisors, it would trigger the conversion of the Series B convertible preferred shares pursuant to our articles of incorporation. For a description of the Series B convertible shares see “Principal and Management Shareholders” and “Description of Capital Stock.”

Cost-Sharing Arrangements and Reimbursements to Apple Fund Management, page 41

10.	We note the revised disclosure that your two advisors will use the services of AFM on an “as-needed” basis. Since neither entity has employees, it would appear that AFM’s services will always be employed. Please revise to clarify such or advise.

Although initially and for the foreseeable future, Apple Ten Advisors and Apple Suites Realty will utilize the employees of Apple Fund Management, Apple Ten Advisors and Apple Suites Reality do not have an obligation to “always” use the employees of Apple Fund Management. The Company has added additional disclosure to page 41 of the current filing.

11.	We note your response to comment 8. It remains unclear from your disclosure why you have not contracted directly with the parties that will provide such services. Please revise to discuss the business purpose for the current arrangement. In the appropriate section, also revise to discuss the risks associated with such arrangement.

Please see the attached supplementary letter that addresses compensation, reimbursement and related issues in an integrated, comprehensive manner.

12.	Please revise to clarify if the reimbursements include the salaries paid to your officers. Please also better explain the “overhead expenses” for which you will be responsible in addition to the employee compensation.

The requested disclosure has been added to page 41 of the current filing.

13.	We note from your response to comment 16 that reimbursement amounts will be calculated based on the amount of time the AFM employees devote to your business. In light of your disclosure that AFM will not establish formal record keeping procedures to track time invested in your business, please expand your disclosure to discuss how you will determine such amounts payable. In the appropriate section, clarify if there are any conflicts associated with this arrangement.

The requested disclosure has been added to page 41 of the current filing.

November 23, 2010

14.	We note your response to comment 17. It is still not clear what services you receive in exchange for the advisory and management fees paid to Apple Ten Advisors and Apple Suites Realty that you are not already paying for via reimbursements. Other than the reference to “gross margin” it is not clear why the remaining disclosure in that paragraph is relevant. It is also not clear how the two advisors are able to “perform” services for anyone since they do not have any personnel. Please clarify and also clarify if you are using “gross margin” as a defined term.

The requested revisions have been added to page 42 of the current filing. Please also see the attached supplementary letter on compensation, reimbursement and related issues. The disclosure referenced in the staff comment is intended to highlight that we will not pay expenses related to services of Apple Ten Advisors and Apple Suites Realty not on our behalf.

Conflicts of Interest

General, page 43

15.	We note your response to comment 38. Please supplement your disclosure under this subheading to clarify that you do not currently have a specific committee in place for the review and/or resolution of matters discussed in this section, if true.

The requested disclosure has been added to page 45 of the current filing.

Transactions with Affiliates and Related Parties, page 45

16.	We have read your response to comment 37. To enhance the transparency of your disclosure, please state if true, that the related party transactions currently described in this prospectus will not require approval by a majority of disinterested directors or the entire board of directors. Your disclosure should also either describe such transactions in detail or reference the page number and/or sections of the prospectus in where these transactions are discussed.

The requested disclosure has been added to page 46 of the current filing.

Competition Between Us and …, page 46

17.	Considering the related party nature of the competition disclosed here, please revise to clarify that such competition would benefit your sponsor since it may drive up the price for an acquisition which would result in greater acquisition fees. Please revise to clarify how you would actually “compete” with the other Glade Knight sponsored programs. For instance, would personnel that provide services for multiple programs determine the bid prices for the competing programs?

The requested disclosure has been added to page 47 of the current filing.

November 23, 2010

Changes in Objectives and Policies, page 57

18.	We note your response to comment 41. Please revise your current disclosure to note that you have no obligations to notify your investors of any changes to your investment and financing policies similar to the revised disclosure you provided in the preceding Sale Policies section.

The requested revisions have been added to page 55 of the current filing.

Management, page 59

19.	We note your response to comment 43. In complying with Item 401(e) of Regulation S-K, such disclosure should be provided for each director. Please revise your disclosure accordingly. Also, clarify the time frames each person was associated with AFM.

The requested revisions have been added to pages 61, 62 and 63 of the current filing.

Compensation Discussion and Analysis

Executive Compensation

20.	Please revise to briefly summarize the cost-sharing arrangement disclosure instead of repeating it verbatim here.

The requested revisions have been added to page 66 of the current filing.

General Philosophy, page 64

21.	We reissue comment 45. Please revise to specifically discuss the purpose of granting compensation to senior management in light of the external advisory agreements and fees and reimbursements.

The requested disclosure has been added to page 66 of the current filing. Please see the paragraph preceding the heading “General Philosophy.” Please also see the attached supplementary letter on compensation, reimbursement and related issues.

Apple Ten Advisors and Apple Suites Realty, page 68

22.	You have disclosed that Apple Suites Realty is engaged in the business of property management financial solutions. You further disclose that your two advisors “may” make arrangements with others to provide the services they owe to you. It is not clear how such disclosure is consistent with the fact that neither advisor has any employees. Please revise to reflect the actual abilities of your two advisors.

November 23, 2010

The requested revisions have been added to pages 2, 3, 10, 38 and 42 of the current filing. In addition, please see the attached supplementary letter that addresses this specific comment and the abilities of our advisors.

Prior Performance of Programs …, page 72

23.	We note your response to comment 46 that you have removed information that does not comply with Section 8 of Industry Guide 5. We note you continue to include disclosure about Cornerstone and Apple Residential, which appears to have taken place outside the 10 year window. Please tell us your basis for the noted disclosure.

The disclosures relating to Cornerstone and Apple Residential have been removed from “Prior Performance of Programs Sponsored by Glade M. Knight” in the current filing.

24.	Please disclose the number of investors for disclosed properties.

The requested disclosure has been added to pages 73, 74 and 75 of the current filing.

Additional Information, page 75

25.	We note your response to comment 48 that you have included all of the properties acquired since inception for the disclosed programs in your summary under this subheading and in Table VI. Please tell us your basis for including all of the acquisitions. Please refer to Section 8.A.4 and Table VI in Appendix II of Industry Guide 5.

The requested revisions have been added to the current filing. Only properties acquired by programs in the three years ending December 31, 2009 are now disclosed.

Unit Redemption Program, page 104

26.	We note the revised disclosure on page 13 that the redemption program would be modified if the Series B preferred shares are converted. While such modification will take place in the future, please clarify if such modification could include a reduction in the redemption price.

The requested disclosure has been added to page 107 in the current filing.

Experience of Prior Programs, page 113

27.	Please refer to instruction to Tables I, II, and III and tell us your basis for including Apple REIT Nine in this section as it appears that its offering has not yet closed as of the last year.

November 23, 2010

Per the staff suggestions, Apple REIT Nine has been removed from Table I and
Table III in the current filing. However, under the instructions of Industry Guide 5, the Company believes that Apple REIT Nine should still be included in Table II due to the fact that the sponsor received payments in connections with this “other program” in the three most recent years. Therefore, Apple REIT Nine is included in Table II.

Table I: Experience in Raising and Investing Funds, page 115

28.	We note your revised disclosure in response to comment 56. Please clarify if AFM’s personnel provided the services related to the acquisition fees and received reimbursements. If so, it is not clear why the reimbursements allocated to the act of earning the acquisition fees is not considered an acquisition cost. Please clarify.

The Apple REIT companies do not allocate reimbursement costs between Acquisitions and Operations, therefore the information is not available. For accounting purposes the reimbursements are all operating expenses, and the Company does not consider the classification between acquisition and operations significant.

29.	We note your response to comment 55 and the revised disclosure of “amount raised as % of total offering.” The noted revision is not consistent with the format of Table I. As noted in the prior comment, the amount raised is always 100% and not based off the total offered. Please revise accordingly.

Apple REIT Nine has been removed from Table I because its offering was not closed as of December 31, 2009. Thus, all of the remaining programs listed comply with the requirements and format of Table I.

Table II: Compensation to Sponsor and Its Affiliates, page 116

30.	Please note that instruction 1 to this table requests a separate column to aggregate payments to the sponsors in the most recent three years from all other programs. It appears you have not aggregated such disclosure. Please revise to conform with the noted instruction.

The requested revisions have been added to Table II in the current filing.

31.	We note your response to comment 57. It does not appear that your presentation of Table II conforms to the format included in Appendix II of Industry Guide 5. Please revise to conform to the noted format or tell us your basis for the modification.

The requested revisions have been added to Table II in the current filing.

November 23, 2010

Table III: Operating Results of Prior Programs, page 117

32.	We note your response to comment 60 and the disclosure for the line item “source (on cash basis) – operations.” However, we note for several of periods disclosed, the “cash distributed to investors” was greater than the “cash generated from operations.” For such periods disclosed, please clarify how you determined that all distributions were sourced from operations.

The requested disclosure has been added to Table III in the current filing.

     As indicated in your letter dated November 12, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated November 12, 2010.

     We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

     Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

Martin B. Richards
cc:	Yoland Crittendon, Staff Accountant Cicely LaMothe, Accounting Branch Chief Jerard Gibson, Attorney-Advisor Glade M. Knight David S. McKenney David P. Buckley Bryan F. Peery

McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

November 23, 2010

Duc Dang, Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Apple REIT Ten, File No. 333-168971

Dear Mr. Dang:

     Thank you for your comment letter regarding Apple REIT Ten, Inc. (the “Company”) dated November 12, 2010.

     Several of the comments in the November 12, 2010 letter (for example, those numbered 10, 11, 14, 21 and 22) relate to compensation, reimbursement and related issues.

     In addition to making certain refinements to the S-11 disclosure and providing additional explanations in our response letter accompanying our Pre-effective Amendment No. 2 (which is being filed simultaneously with this letter), I believe it might be helpful to summarize these compensation and reimbursement issues in a separate letter. This letter attempts to do that.

     We believe that the disclosure in the Company’s S-11, as revised, clearly, accurately and comprehensively describes the matters summarized in this letter. However, I believe it may also be helpful for you to have the summary provided in this letter, particularly to revisit discussions pertaining to Apple REIT Nine in the spring of 2008. This letter may also be helpful as a summary in light of the special features associated with the Company’s compensation and reimbursement arrangements.

     The Company’s Prospectus states that the compensation and reimbursement arrangements relative to the Company are designed to be cost-effective and efficient, and should thereby benefit investors. The Company does believe that there is a compelling business justification for the compensation/reimbursement structure it proposes to use (and which is already in use with respect to prior Apple REIT Companies).

Supplemental Letter to SEC

     We realize, of course, that the SEC’s “mandate” is full and accurate disclosure and not “merit” regulation. However, the Company believes that it will be helpful for the staff to see the underlying business rationale for the Company’s compensation/reimbursement structure.

     The Company will be an “externally advised” real estate investment trust. The external advisor is Apple Ten Advisors, Inc. (“A10A”). Also, as you know, the Company will effectuate real estate acquisitions and dispositions through an external company called “Apple Suites Realty Group” (“ASRG”).

     There will be an Advisory Agreement between the Company and A10A. The form of this agreement (the “Advisory Agreement”) is attached as Exhibit 10.1 to the Company’s Registration Statement. Similarly, there will be a “Property Acquisition/Disposition Agreement” between the Company and ASRG. The form of this agreement (the “Property Acquisition/Disposition Agreement”) is attached as Exhibit 10.2 to the Company’s Registration Statement.

     The points that this letter makes with respect to the Advisory Agreement are, in substance, equally applicable to the Property Acquisition/Disposition Agreement. Thus, for simplicity, this letter will focus primarily on the Advisory Agreement, but the same concepts generally apply to the Property Acquisition/Disposition Agreement.

     Under the Advisory Agreement, A10A is entitled to (1) a fee (Section 11 of the Advisory Agreement), and (2) reimbursement of various expenses (Section 12(a) of the Advisory Agreement). Among the reimbursable expenses are all costs of personnel used by the Company (including employees of another entity) and involved in the business of Company. Please see Advisory Agreement, Section 12(a)(i).

     Under the Advisory Agreement, it is the legal obligation of A10A to render to the Company a broad range of advisory and management services. Please see, in this regard, Section 2 of the Advisory Agreement.

     Collectively, through the Advisory Agreement and the Property Acquisition/Disposition Agreement, the Company has entered into contracts which it believes will enable it to conduct its business by virtue of obligating the other contracting parties (A10A and ASRG) to render necessary services as set forth in such agreements.

     The same contractual structure is in place with respect to Apple REIT Nine, whose Registration Statement was declared effective back in April 2008.

     It would be theoretically possible for A10A (and ASRG) to maintain a fixed staff of personnel dedicated solely to requirements of the Company. However, the Company believes that such an approach would be unnecessarily costly for investors. Such an approach would be both inefficient and wasteful. Instead, as described in the Prospectus, the Company believes that A10A (together with each of the advisors to the other Apple REIT Companies) can perform their services collectively by using a single group or staff of personnel. The other advisory companies are Apple Nine Advisors, Inc., Apple Eight Advisors, Inc., Apple Seven Advisors, Inc. and

Supplemental Letter to SEC

Apple Six Advisors, Inc. The companies they advise are, respectively, Apple REIT Nine, Inc., Apple REIT Eight, Inc., Apple REIT Seven, Inc. and Apple REIT Six, Inc.

     All Apple personnel are employed by a single employer. That employer currently is Apple Fund Management, LLC, which is a subsidiary of Apple REIT Six, Inc. If Apple REIT Six is sold, employees remaining with Apple would probably be employed by a different entity, such as, perhaps, a subsidiary of Apple REIT Seven.

     Several key facts flow from the foregoing analysis and description:

  By contracting with A10A and ASRG, the Company receives directly the benefits of the services of the owner of those companies, Glade M. Knight. As indicated in the Prospectus, Mr. Knight has very extensive real estate experience and expertise. He is, by any reasonable measure, the sponsor of, and the “key” person for operation of, the Company.

  The direct contractual arrangements the Company has are with A10A and ASRG, which are wholly-owned by the Company’s sponsor, Glade M. Knight. By entering into these agreements, the Company will, in fact, be contracting with the parties (A10A and ASRG) that (1) are responsible for providing services to the Company and (2) are owned by the sponsor.

  Please note that the entity that has “employed” Apple personnel has changed over time and may change in the future. This is another reason why the Company has elected to contract with A10A and ASRG directly.

  While it is a theoretical risk that Apple personnel could have insufficient time to devote to Apple Six Advisors, Apple Seven Advisors, Apple Eight Advisors, Apple Nine Advisors and Apple Ten Advisors and, through them, the REITS such companies advise, this risk is already included in the Prospectus under the heading “Conflicts of Interest--Competition for Management Services.” Please see pages 49-50 in the current filing. If personnel employed by Apple Fund Management were unable to perform services for all of such companies, Mr. Knight would be responsible for hiring additional personnel, as noted in the referenced disclosure. This would be the same result with any other contract for services entered into by the Company with another entity.

  The “sharing” of employees should result in cost savings to the Company. As noted, under the Advisory Agreement, A10A is entitled to be paid both (1) a fee, and (2) reimbursement of certain expenses, including employee costs. However, please note that since A10A will use only a portion of the time of a given employee of Apple Fund Management, the Company will be required to reimburse only a portion of the compensation of that employee. If, instead, A10A maintained its own staff of personnel for use in Company business, the Company would, as a business matter, be expected to reimburse the entire compensation of such employees under the Advisory Agreement.

Supplemental Letter to SEC

  Reimbursements paid by the Company under the Advisory Agreement do not benefit the Company sponsor (Glade M. Knight) but instead are remitted to Apple Fund Management or its parent company. The only “true” compensation under the Advisory Agreement is the referenced fee component, which happens to be a relatively small amount. The maximum amount of the “fee” component under the Advisory Agreement is 0.25% per annum of the amount raised in the offering.
  Thus, the “fee” starts at a rate of $0. In Apple REIT Nine, the “fee” component for the first 14 months totaled just $171,000.

  To be able to perform functions as a Virginia corporation, the Company will have officers. However, these officers (other than Glade M. Knight) will not be compensated by the Company in addition to the compensation they receive from Apple Fund Management as employees of that entity. As indicated, this compensation is structured as a reimbursement of expenses of A10A and ASRG.

  Comment 22 in your letter of November 12, 2010 appears to question the “actual abilities” of A10A and ASRG to perform the services required of them under the Advisory Agreement and the Property Acquisition/Disposition Agreement because these entities are not the common law “employers” of the personnel who will render services on the Company’s behalf. While the Company has included a prominent risk factor addressing the fact that A10A and ASRG have no common law employees (see page 19 of Amendment No. 2 to the Company’s Registration Statement, under “Risk Factors” beginning “Since neither Apple Ten Advisors nor Apple Suites Realty currently has employees . . .”), the Company believes that this risk is minimal. In reality, the Company’s sponsor, Glade M. Knight, has, in the last ten years, organized seven real estate investment trusts advised by companies owned by him. In the last ten years, companies owned by Mr. Knight have successfully advised on the acquisition, management and/or disposition of a total of 336 hotels.

     Based on the foregoing, I believe you will readily see the “business logic” underlying the contractual arrangements of the Company and the fees and reimbursements it is required to pay. In particular, it is hoped that you can recognize the cost savings and efficiencies that will inure to the Company as a result of “sharing” employees with the other advisory companies.

     Ultimately, however, I believe the question from the standpoint of the SEC staff is whether appropriate disclosure has been made. Based on the foregoing and in light of the Registration Statement disclosure, as amended by Pre-effective Amendment No. 2 filed simultaneously with this letter, it would seem that the disclosure is clear, accurate and comprehensive.

     Either I or representatives of the Company would be happy to discuss further any of the matters referred to in this letter (or any other matters pertaining to the Company) with you at any time. Please let me know if you would like to discuss with me or arrange for a conference telephone call.

Supplemental Letter to SEC

     Many thanks again for your ongoing assistance with this filing. We very much appreciate it.

Very truly yours,

/s/ Martin B. Richards

Martin B. Richards

MRB/rrh